

March 15, 2011

Room 4631

Toshiaki Kuzuoka
Vice President and Executive Officer
Hitachi, Ltd
6-6, Marunouchi 1-chome
Chiyoda-ku
Tokyo 100-8280, Japan

> **Re: Hitachi, Ltd.**
> **Form 20-F for Fiscal Year Ended March 31, 2010**
> **Filed June 29, 2010**
> **File No. 001-08320**

Dear Mr. Kuzuoka:

We have reviewed your responses dated January 21, 2011, and February 10, 2011, and have the following comments. Where indicated, we think you should revise your filings in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Valuation and Qualifying Accounts, page F101

1. Your revised Schedule II disclosure indicates that the March 31, 2010, allowance is equal to your last 6+ years of actual charge-offs. Further, the previously cited information in your filings inform investors that your receivable turnover increased, and that past due amounts and credit losses significantly decreased (page F-38). Also, the analysis provided on page 4 of your February 10, 2011, letter contains critical accounting assumptions that appear inconsistent with your historical experience. For example, you assume that the ¥15.301 billion uncollected 3/31/09 past due receivables require a 100% reserve whereas the table of subsequent collections demonstrates a significant portion of even very overdue receivables are ultimately collected. Of receivables overdue one year at 3/31/09, you collected 65% and only wrote off 6%. Consequently, absent a substantive and informative explanation to the contrary, it continues to appear that your allowance is materially over-stated both at March 31, 2009, and at March 31, 2010. In this regard, we note that the ¥32,139 billion excess of your allowance over your fiscal

2010 charge-offs is 51% of your fiscal 2010 pre-tax operating results. Please tell us how you intend to adjust the allowance in your March 31, 2011, Form 20-F. Alternatively, if you continue to believe that the allowance is not materially over-stated then please provide a revised analysis that incorporates the following information: (1) the extent to which the aging of your receivables portfolio has changed over your last three fiscal periods; (2) the circumstances which precipitated the unusually high charge-offs in fiscal 2010; (3) the extent to which your March 31, 2010, receivables portfolio includes accounts and notes with repayment terms exceeding one year and whether such assets are classified as non-current on your balance sheets; (4) the aggregate allowance amounts established at March 31, 2009 and 2010 for specific customer receivables not yet due; (5) the aggregate allowance amounts established at March 31, 2009 and 2010 for specific customer overdue receivables; (6) an expanded and updated rollforward schedule of your receivables collections from March 31, 2008 through February 28, 2011; and, (7) a discussion of the specific factors identified by management in concluding that the March 31, 2009 and March 31, 2010 allowance makes sense in light of the corresponding collection experience.

2. It remains unclear whether you have objective and reliable historical evidence to support the estimates which comprise your March 31, 2009 and 2010 allowance balances. We understand that your applicable subsidiaries and business units use an aging method to estimate bad debts for the receivables not covered by a specific allowance allocation. However, we also understand that you have never analyzed whether your historical allowance estimates correlate with actual credit losses. Consequently, it is not clear whether there is a valid basis for the estimates used in your aging analysis. ASC 310-10-35-4c requires that the allowance account be supported by an appropriate, well documented analysis, consistently applied. This analysis must include a procedure to validate the systematic methodology used to estimate your loss allowance. Please describe for us any relevant policies and procedures that you use to adjust your loss estimation methods to reduce differences between estimated losses and actual subsequent charge-offs. Fully explain how you can reasonably estimate the bad debts imbedded in your receivables portfolio if there is no systematic methodology to assess the accuracy of your prior accounting estimates. We may have further comment.

3. In light of the Schedule II accounting error, please tell us whether the "Net credit loss" amounts on page F-38 will also require restatement. Also, please clarify for us how this reported decrease in "Net credit loss" is consistent with the substantial fiscal 2010 increase in charge-offs to be reported in Schedule II.

General

4. You disclose on page A-33 of your Form 20-F that you sell products in Latin America and the Middle East, regions generally understood to include Cuba, Iran,

Sudan, and Syria. Further, we note the disclosure on your website that you have dealer shops and service centers in Iran and Syria. In addition, we are aware of a March 2008 news report that you would participate in the modernization of the Carlos Manuel de Céspedes thermal power plant in Cuba. As you know, Cuba, Iran, Sudan, and Syria are identified by the U.S. Department of State as state sponsors of terrorism, and are subject to U.S. economic sanctions and assets or export controls. Please describe to us your past, current, and any anticipated contacts with the referenced countries, whether through subsidiaries, joint ventures, distributors, dealers, or other direct or indirect arrangements, since your letter to us dated July 12, 2007. Your response should describe any goods, services, technology, information, or support that you have provided into Cuba, Iran, Sudan, or Syria, directly or indirectly, and any agreements, commercial arrangements, or other contacts you have had with the governments of the referenced countries or entities controlled by them.

5. Please discuss the materiality of your operations in, and other contacts with, Cuba, Iran, Sudan, and Syria described in response to the foregoing comment, and whether they constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any revenues, assets, and liabilities associated with each of the referenced countries for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. As you know, various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Cuba, Iran, Sudan, or Syria.

You may direct questions on accounting comments to Melissa N. Rocha, Accounting Branch Chief, at (202) 551-3854, Al Pavot, Staff Accountant at (202) 551-3738 or me at (202) 551-3355. Questions about comments 4 and 5 may be directed to Pradip Bhaumik at (202) 551-3333.

Sincerely,

Terence O'Brien
Accounting Branch Chief